UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, September 15, 2016

In regards to the information published yesterday by “primerapagina.com”, which states that “Copa Airlines, Delta and United presented offers to buy Avianca, valuated at USD$851 million…” Avianca Holdings S.A. wishes to inform that, as of this date, the company has not received any binding offer to buy Avianca on behalf of any third party. Furthermore the Company informs that to this date it has not entered into any agreement or contract with a third party for the purpose of selling the airline.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 1320/1321

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs